SEC
Mail Processing SECURITI
Section

MAR - 1 2013

Washington DC
402


13014728

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER

8-52128

REPORT AS OF ___ 12/31/12 ___
MM/DD/YY

## A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

FIRM ID. NO.

NAME OF BROKER-DEALER:

**LORIA FINANCIAL GROUP, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**7500 S. County Line Road**
(No. and Street)

**Burr Ridge**                    **Illinois**          **60527**
(City)                            (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Richard T. Loria**                          **(630) 887-4404**
                                              (Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

**141 West Jackson Boulevard, Suite 2250**    **Chicago**      **Illinois**      **60604**
(Address)                                     (City)          (State)          (Zip Code)

CHECK ONE:
 [X] Certified Public Accountant
 [ ] Public Accountant
 [ ] Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



# OATH OR AFFIRMATION

I, __Rick T. Loria__, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of __Loria Financial Group, LLC__ as of __December 31, 2012__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Managing Member
Title

Subscribed and sworn to before me this

22<sup>nd</sup> day of February , 2013

_____
Notary Public


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

This report** contains (check all applicable boxes)
[x] (a)  Facing Page.
[x] (b)  Statement of Financial Condition.
[ ] (c)  Statement of Income (Loss).
[ ] (d)  Statement of Cash Flows.
[ ] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g)  Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i)  Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l)  An Oath or Affirmation.
[ ] (m)  A copy of the SIPC Supplemental Report.
[ ] (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o)  Independent Auditors' Report on Internal Accounting Control.
[ ] (p)  Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

LORIA FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION



RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS

**LORIA FINANCIAL GROUP, LLC**

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

## INDEPENDENT AUDITORS' REPORT

To the Members of
Loria Financial Group, LLC

### Report on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Loria Financial Group, LLC, (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

### Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility
Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loria Financial Group, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

### Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

*Ryan & Juraska*

Chicago, Illinois
February 22, 2013

**LORIA FINANCIAL GROUP, LLC**

**Statement of Financial Condition**

**December 31, 2012**

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 82,139 |
| Commissions receivable | | 15,965 |
| Furniture, equipment and software, at cost | | |
|    (net of accumulated depreciation of $144,979) | | 36,826 |
| Other assets | | 20,260 |
| | $ | 155,190 |

**Liabilities and Members' Equity**

| | | |
|---|---|---:|
| Liabilities: | | |
|    Accounts payable and accrued expenses | $ | 45,066 |
| Members' equity | | 110,124 |
| | $ | 155,190 |

See accompanying notes.

---

## 1. Organization and Business

Loria Financial Group, LLC (the "Company"), an Illinois limited liability company, was organized on August 11, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily with retail customers and submits that business in a direct application way with the respective carriers used.

## 2. Summary of Significant Accounting Policies

Financial Instruments Valuation
In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1 Inputs* – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

*Level 2 Inputs* – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

*Level 3 Inputs* – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2012, the Company held no Level 1, Level 2 or Level 3 investments.

LORIA FINANCIAL GROUP, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2012

2. **Summary of Significant Accounting Policies, continued**

    Income Taxes
    No provision for Federal income taxes has been made in the accompanying financial statement, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

    In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012.

    Cash Equivalents
    Cash equivalents consist of money market deposits with maturities of less than three months.

    Depreciation
    Equipment, furniture and computer software are being depreciated over the estimated useful lives of the assets using accelerated methods for both financial reporting and income tax purposes.

    Use of Estimates
    The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. **Benefit Plan**

    The Company has established a simplified employee pension plan for qualified employees and members. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreements.

    Employee contributions made to the plan during the year ended December 31, 2012 totaled $13,690. The Company did not contribute to the plan for the year ended December 31, 2012.

---

### 4. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

### 5. Contingency

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

### 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2012, the Company had net capital and net capital requirements of $42,553 and $5,000, respectively.

### 7. Subsequent Events

The Company's management has evaluated events and transactions through February 22, 2013, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement.

# SUPPLEMENTAL SCHEDULES

**LORIA FINANCIAL GROUP, LLC**

**Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1**

**December 31, 2012**

**Computation of net capital**

| | | | | |
|---|---|---:|---|---:|
| Total members' equity | | | $ | 110,124 |
| Deductions and /or charges: | | | | |
| Nonallowable assets: | | | | |
| Furniture, equipment and software, at cost | $ | 36,826 | | |
| Comissions receivable | | 10,485 | | |
| Other assets | | 20,260 | | (67,571) |
| Net capital before haircuts on securities positions | | | | 42,553 |
| Haircuts on securities: | | | | |
| Other | $ | — | | — |
| Net capital | | | $ | 42,553 |

**Computation of basic capital requirement**

| | | |
|---|---|---:|
| Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness) | | 5,000 |
| Net capital in excess of net capital requirement | $ | 37,553 |

**Computation of aggregate indebtedness**

| | | |
|---|---|---:|
| Aggregate indebtedness | $ | 45,066 |
| Ratio of aggregate indebtedness to net capital | % | 105.91 |

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2012.

See accompanying notes.

**LORIA FINANCIAL GROUP, LLC**

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

**December 31, 2012**

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

**LORIA FINANCIAL GROUP, LLC**

**Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3**

**December 31, 2012**

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Loria Financial Group, LLC

In planning and performing our audit of the statement of financial condition of Loria Financial Group, LLC. (the "Company") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)     Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2)     Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Company's financial statement will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ryan & Juraska*

Chicago, Illinois
February 22, 2013